UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13G/A


                      Under the Securities Exchange Act of 1934

                                (Amendment No. 1)*


                        CAPCO AUTOMOTIVE PRODUCTS CORPORATION
                                   (Name of Issuer)


                            Common Stock ($.01 par value)
                            (Title of class of Securities)


                                      139168108
                                    (CUSIP number)


                 Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person
          (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and or any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  Page 1 of 7 Pages





          CUSIP No. 139168108            13G              Page 2 of 7 pages

          1  NAME OF REPORTING PERSON     Automotive Products Company
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 35-1902600

          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                    (b) [ ]
                 Not applicable.

          3  SEC USE ONLY


          4  CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

          NUMBER OF SHARES BENEFICIALLY      5  SOLE VOTING POWER
          OWNED BY EACH REPORTING PERSON
          WITH                                         -0-

                                             6  SHARED VOTING POWER

                                                       -0-

                                             7  SOLE DISPOSITIVE POWER

                                                       -0-

                                             8  SHARED DISPOSITIVE POWER

                                                       -0-

          9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 -0-

          10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES                                                     [ ]

                 Not applicable

          11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 -0-

          12 TYPE OF REPORTING PERSON

                 CO






                                  Page 2 of 7 Pages





          CUSIP No. 139168108            13G              Page 3 of 7 Pages

          1  NAME OF REPORTING PERSON     Clark Equipment Company
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 38-0425350

          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                    (b) [ ]
                 Not applicable.

          3  SEC USE ONLY


          4  CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

          NUMBER OF SHARES BENEFICIALLY      5  SOLE VOTING POWER
          OWNED BY EACH REPORTING PERSON
          WITH                                         -0-

                                             6  SHARED VOTING POWER

                                                       -0-

                                             7  SOLE DISPOSITIVE POWER

                                                       -0-

                                             8  SHARED DISPOSITIVE POWER

                                                       -0-

          9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 -0-

          10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES                                                     [ ]

                 Not applicable

          11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 -0-

          12 TYPE OF REPORTING PERSON

                 CO






                                  Page 3 of 7 Pages





          Item 1(a). Name of Issuer:

                         CAPCO AUTOMOTIVE PRODUCTS CORPORATION

          Item 1(b). Address of Issuer's Principal Executive Offices:

                         CAPCO Automotive Products Corporation
                         300 South St. Louis Boulevard, Suite 202
                         P.O. Box 208
                         South Bend, IN  46634-9998

          Item 2(a). Name of Person Filing:

                          Clark Equipment Company ("Clark") and its wholly owned subsidiary, Automotive Products Company ("APCO") (Clark and APCO are collectively referred to as the "Reporting Persons")

          Item 2(b). Address of Principal Business Office or, if none,
          Residence:

                         The principal business address of the Reporting Persons is:

                         200 Chestnut Ridge Road
                         P.O. Box 8738
                         Woodcliff Lake, NJ  07675-8738

          Item 2(c). Citizenship:

                         Both Reporting Persons are organized under the laws of the State of Delaware.

          Item 2(d). Title of Class of Securities:

                         Common Stock ($.01 par value)

          Items 2(e). CUSIP Number:

                         139168108

          Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:










                                  Page 4 of 7 Pages





          (a) [ ] Broker or Dealer registered under Section 15 of the Act,

          (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                         Act,

          (d) [ ] Investment Company registered under Section 8 of the
                         Investment Company Act,

          (e) [ ] Investment Adviser registered under Section 203 of the
                         Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                         Section 240.13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company, in accordance with
                         Section 240.13d-1(b)(ii)(G); Note:  See Item 7,

          (h) [ ] Group, in accordance with Section 240.13d-(b)(1)(ii)(H).


          Item 4. Ownership.

                 (a) Amount beneficially owned:

                         -0-

                 (b) Percent of class:

                         -0-

                 (c) Number of shares as to which such person has:

                    (i)   sole power to vote or to direct the vote:

                              -0-

                    (ii)  shared power to vote or to direct the vote:

                              -0-

                    (iii) sole power to dispose or to direct the
                          disposition of:

                              -0-





                                  Page 5 of 7 Pages





                    (iv) shared power to dispose or to direct the disposition of:

                              -0-

          Item 5. Ownership of Five Percent or Less of a Class.

                 If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]


          Item 6. Ownership of More than Five Percent on Behalf of Another
          Person.

                 Not applicable.

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.

          Item 8. Identification and Classification of Members of the
          Group.

                 Not applicable.

          Item 9. Notice of Dissolution of Group.

                 Not applicable.

          Item 10. Certification.

                 Not applicable.

















                                  Page 6 of 7 Pages





                                      SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        AUTOMOTIVE PRODUCTS COMPANY

          April  2, 1996                By/S/ R. G. Heller
                                          Name:   R. G. Heller
                                          Title:  Vice President
                                                  and Secretary







                                        CLARK EQUIPMENT COMPANY

          April  2, 1996                By/S/ T. F. McBride
                                          Name:   T. F. McBride
                                          Title:  President and Chief
                                                  Executive Officer


























                                  Page 7 of 7 Pages